Exhibit 21.1

CONX CORPORATION

LIST OF SUBSIDIARIES

(as of November 28, 2025)

Name of Subsidiary	Country (State)	Percent Ownership
CONX Properties, LLC	United States (Colorado)	100%
CONX Tech, LLC	United States (Colorado)	100%
RED Tech US, LLC	United States (Colorado)	100%
Red Technologies SAS	France	68%